UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58
For the Quarter Ended March 31, 2001

UNITIL CORPORATION
(Name of Registered Holding Company)

6 Liberty Lane West, Hampton, New Hampshire 03842-1720
(Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

Name of reporting company	Energy or gas-related company	Date of organization	State of organization	Percentage of voting securities held	Nature of business
Indentation indicates subsidiary relationship)					
Unitil Corporation					
Unitil Resources, Inc.	Energy	5/26/93	NH	100%	Energy Brokering & Consulting Services

Description of Various Energy Brokering & Consulting Services Undertaken by Unitil Resources Inc:

Staff providing services under the activities listed below (unless otherwise indicated) are located at Unitil Service Corp. (Unitil Service), 6 Liberty Lane West, Hampton, NH 03842-1720, where most client work is performed. From time to time staff visit other locations, predominately in New England, representing client interests.

Energy Brokering and Consulting Services:

Unitil Resources Inc. is Unitil Corporation's wholly-owned non-utility subsidiary and has been authorized by the Securities and Exchange Commission, pursuant to the rules and regulations of the 1935 Act, to engage in business transactions as a competitive marketer of electricity, gas and other energy commodities in wholesale and retail markets, and to provide energy brokering, consulting and management related services within the United States.

In April 2000, Unitil formed Usource, Inc. and Usource L.L.C. , collectively "Usource", to operate its Internet-based brokering and related energy products and services businesses. Usource, Inc. is a wholly owned subsidiary of Unitil Resources, Inc. and an indirect subsidiary of Unitil Corporation. Usource, Inc. is the sole member of Usource L.L.C.

Usource is an Internet-based energy marketplace that provides customers access to a customer-driven auction process for energy commodities and to a suite of value-added energy products, services and tools. Usource runs on the transactional-based software and energy commodity exchange developed and licensed from Enermetrix.com (The "Exchange") to assist customers with their energy procurement process and to ensure competitive, time-sensitive bids from energy suppliers. Usource acts as a broker, not an energy supplier. The Exchange provides energy suppliers with an Internet-based energy marketplace to offer energy consumers products and services. Usource will also provide data and information services to commercial and industrial customers desiring to control their energy procurement process and manage their energy usage.

The Federal Communications Commission has determined that Usource, Inc. and Usource LLC are exempt telecommunications companies, as that term is defined in PUHCA Section 34(a)(1), as amended. Accordingly, financial information for Usource, Inc. and Usource LLC is not included in the financial statements that follow.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Associate company advancing funds	Reporting company receiving funds	Type of transaction	Net Change in contributions
Unitil Corporation	Unitil Resources Inc	Capital contribution	None

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

None.

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

Associate company rendering services	Reporting company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed
Unitil Service Corp	Unitil Resources, Inc.	Admin and General	$234,526	$214,510	$0	$449,036

Staff involved in providing service to Unitil Resources, Inc. (Unitil Resources) are located at Unitil Service Corp. (Unitil Service). Service is provided to Unitil Resources pursuant to a service agreement between Unitil Service and Unitil Resources dated July 1, 1993. Consulting services provided by Unitil Service during the first quarter of 2001 included regulatory, finance, accounting, marketing, energy management and administrative services.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in Thousands)

Investments in Energy-related Companies:

(1) Total consolidated capitalization as of March 31, 2001	$161,009	
(2) Total capitalization multiplied by 15%	24,151	
(3) Greater of $50 million or line 2		$50,000

Total current aggregate investment:

Energy-related business:		
(4) Unitil Resources, Inc.	39	
(5) Total current aggregate investment		39

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 5)	$49,961

Investments in Gas-related Companies	$0

ITEM 5 - OTHER INVESTMENTS

Major line of energy-related business	Other investment in last U-9C-3 report	Other investment in this U-9C-3 report	Reason for difference in other investment
Energy Brokering and Consulting	$0	$0	n/a

A. Financial Statements - Page 1 of 2

Unitil Resources, Inc.
(A Wholly-owned Subsidiary of Unitil Corporation)

BALANCE SHEET
(UNAUDITED)

ASSETS:	March 31,2001
Investment in Associated Companies	$8,186
Current Assets:	
Cash	99,047
Accounts Receivable	164,773
Accounts Receivable from Associated Companies	424,669
Total Current Assets	688,489
Total Assets	$696,675

LIABILITIES AND STOCKHOLDERS EQUITY:

Current Liabilities:	
Notes Payable	$25,663
Accounts Payable	133,317
Taxes Accrued and Other	498,263
Total Current Liabilities	657,243
Stockholder's Equity:	
Common Stock, $1.00 par value	
Authorized - 10,000 shares	
Outstanding - 10,000 shares	100
Premium on Common Stock	9,900
Miscellaneous Paid in Capital	1,089,669
Retained Earnings	(1,060,237)
Total Stockholder's Equity	39,432
Total Liabilities and Equity	$696,675

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements - Page 2 of 2

Unitil Resources, Inc.
(A Wholly-owned Subsidiary of Unitil Corporation)

STATEMENT OF EARNINGS
(*UNAUDITED*)

	Three Months Ended March 31, 2001
Revenues:	
Service Revenues to Associated Companies	$110,973
Total Revenues	110,973
Operating Expenses:	
Purchased Power	(3,832)
Depreciation and Amortization	8,904
Administrative and General	117,399
Provision for Income Taxes	(4,473)
Total Operating Expenses	117,998
Operating (Loss) Income	(7,025)
Nonoperating Income	0
Income (Loss) before Interest Expense	(7,025)
Interest Expense, net	0
Net (Loss) Income	($7,025)

B. Exhibits

None.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Unitil Corporation

By: /s/ Mark H. Collin
           Mark H. Collin
           Treasurer

Dated: May 30, 2001